Item 77C

DREYFUS MUNICIPAL INCOME, INC.

ANNUAL MEETING OF STOCKHOLDERS

June 3, 2011

            On June 3, 2011, holders of Common Stock and holders of Auction Preferred Stock (“APS”) voted as indicated below with regard to the following proposal:

To elect three Class III Directors+ to serve for a three-year term for the Fund, until their successors are duly elected and qualified.

                                                            FOR                            AUTHORITY WITHHELD

To elect three Class III Directors

            Joseph S. DiMartino               17,657,661                  652,708

            George L. Perry++                   1,970                           9

            Benaree Pratt Wiley                17,962,381                  647,988

+ The terms of these Directors expire in 2014.

++Elected solely by APS holders, Common Stockholders not entitled to vote.